

May 27, 2011

<u>Via E-mail</u>
Albert R. Subbloie, Jr.
Tangoe, Inc.
President and Chief Executive Officer
35 Executive Boulevard
Orange, Connecticut 06477

> **Re:** **Tangoe, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 2, 2011**
> **File No. 333-166123**

Dear Mr. Subbloie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements pursuant to Rule 3-12(g) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-based compensation, page 50

2.   Please tell us your proposed IPO price, when you re-opened discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the

fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering price range.

3. Please revise your disclosures to focus your discussion on the factors contributing to significant changes in the fair value of the company's common stock for the twelve-month period preceding the most recent balance sheet date. In this regard, your disclosures should discuss the significant factors contributing to the difference in the fair value determined, either contemporaneously or retrospectively, between each grant date beginning with the April 12, 2010 grants. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement. In this regard, your current disclosures regarding the April 2010 to September 2010 valuations refer to certain items considered by the board, which included the state of the economy, the valuations for comparable software-as-a-service companies, the status of the public market for initial public offerings, and the annual value of new customer contracts signed, but it is unclear from your disclosures how these factors impacted the estimated fair value of your common stock or why the fair values did not change. In addition, you should include a discussion of the factors that contributed to the increases in your common stock valuations from September 2010 to April 2011. Please revise accordingly.

Results of Operations, page 65

4. You disclose that the increase in recurring technology and services revenue from fiscal 2009 to 2010 was primarily due to an $11.7 million increase in revenue related to new and existing customers in your fixed and mobile businesses. Further we note that on page 69 you state the $8.7 million increase in revenues from fiscal 2008 to 2009 was primarily due to the growth of new customers. Please expand your disclosures to provide more information and explanation as to the increase in revenue. This additional information should include the number of new customers each year, the retention rates for existing customers and the average spending levels of both your new and existing customers. We refer you to Section III.B of SEC Release 33-8350.

Contractual Obligations, page 78

5. Tell us how you considered including footnote disclosures to your contractual obligations table that discuss the terms of the new term loan agreement entered into in the first quarter of fiscal 2011 and the interest due on such loan.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

6.   We note that your subscription arrangements are billed in advance in intervals ranging from 1 to 12 months. Please tell us if the amounts billed at each interval are the same (i.e. are billings ratable) or if the amounts billed vary during the contract period. To the extent the terms vary, then explain further the billing terms. In your response, please tell us the cancellation terms for both the company and the customer during the subscription period.

Note 10. Income Taxes, page F-24

7.   Please revise your disclosure to include a reconciliation of the company's federal statutory tax rate to the effective income tax rate on loss before taxes for each of the periods presented pursuant to ASC 740-10-50-12.

Note 13. Stockholders' Deficit

Preferred stock and common stock warrants, page F-32

8.   Revise to include a table showing the changes in the number of outstanding warrants for redeemable convertible preferred stock for each of your last three fiscal years, including your most recent interim period. Also, include the assumptions used to determine the fair value of the warrant liability as of the end of each balance sheet date.

9.   Please revise your disclosures to include a discussion of the warrant issuance to Dell Products L.P. as described on page 147 and well as a further explanation as to the accounting for such issuance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Marie Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Via E-mail
        John A. Burgess, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP